Exhibit 8.1

List of Subsidiaries

The table below is a complete list of the Company’s subsidiaries as of December 31, 2023:

Name	Principal Activities	Country
Somos Sistemas de Ensino S.A. (“Somos Sistemas”)	Content & EdTech Platform	Brazil
Colégio Anglo São Paulo Ltda. (“Colégio Anglo”)	Content & EdTech Platform	Brazil
A&R Comercio e Serviços de Informática Ltda. (“Pluri”)	Content & EdTech Platform	Brazil
Sociedade Educacional da Lagoa Ltda (“SEL”)	Content & EdTech Platform	Brazil
EMME – Produções de Materiais em Multimídia Ltda (“EMME”)	Digital Platform	Brazil
Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. and MVP Consultoria e Sistemas Ltda. (“Phidelis”)	Digital Platform	Brazil
Escola Start Ltda. (“Start”)	Content & EdTech Platform	Brazil